[redacted]

08033211

RECD S.E.C.
DEC 1 2008

SEC Mail Processing Section
DEC 01 2008
Washington, DC
106

SECURIT...
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2007 (MM/DD/YY) AND ENDING 9/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scottrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12800 Corporate Hill Drive
(No. and Street)

St. Louis (City) MO (State) 63131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

314-965-1555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 South 4th Street (Address) St. Louis (City) MO (State) 63102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodger O. Riney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scottrade, Inc., as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Approximately $1,727,420 of debits and $42,011,413 of credits classified as customers' relate to securities accounts of principal owners and officers.

Signature

President

Title

Notary Public

GERALDINE L. BASS
Notary Public - Notary Seal
State of Missouri
Commissioned for St.Charles County
My Commission Expires: April 08, 2011
Commission Number: 07476954

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scottrade, Inc.

Balance Sheet as of September 30, 2008, and Independent Auditors' Report

SCOTTRADE, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Scottrade, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Scottrade, Inc. (the "Company") as of September 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Scottrade, Inc. at September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 24, 2008

SCOTTRADE, INC.

BALANCE SHEET
AS OF SEPTEMBER 30, 2008

ASSETS

Cash and cash equivalents	$ 186,837,557
Cash and securities segregated under federal and other regulations	12,477,933,034
Deposits with clearing organizations	257,427,880
Receivables from brokers and dealers and clearing organizations	29,045,428
Receivables from customers — net of allowance for doubtful accounts of $8,901,897	1,456,267,105
Accrued interest receivable	21,116,945
Property and capitalized software — at cost — net of accumulated depreciation and amortization of $67,935,051	78,263,749
Other assets	86,196,051
Total	$14,593,087,749

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to brokers and dealers and clearing organizations	$ 15,449,913
Payables to customers	13,894,195,502
Accrued distributions to Parent	26,654,175
Note payable	17,054,242
Dividends and interest payable to customers	32,965,813
Other liabilities	39,118,505
Total liabilities	14,025,438,150
STOCKHOLDER'S EQUITY:	
Common stock — no par value:	
Class A, voting — authorized, 750 shares; issued 10 shares	373,410
Class B, non-voting — authorized, 7,500,000 shares; issued 0 shares	-
Retained earnings	626,779,382
Treasury stock — at cost:	
Class A — 156 shares	(5,935)
Class B — 1,563,505 shares	(59,497,258)
Total stockholder's equity	567,649,599
TOTAL	$14,593,087,749

See notes to balance sheet.

SCOTTRADE, INC.

NOTES TO BALANCE SHEET
AS OF SEPTEMBER 30, 2008

1. DESCRIPTION OF BUSINESS

Established in 1980, Scottrade, Inc. (the "Company") provides security brokerage services to its clients through its internet site and 373 offices across the United States. A smaller portion of the customer trades are processed via touch-tone-phone or through a broker. The Company's headquarters is in St. Louis, Missouri. The Company deals primarily in equity securities, option contracts, exchange traded funds, fixed income products and mutual funds. The Company is a wholly owned subsidiary of Scottrade Financial Services, Inc. (the "Parent"). The Parent was incorporated on November 1, 2007, as a thrift holding company and elected to be treated as a small business corporation in accordance with subchapter S ("S-Corp") of the Internal Revenue Code. The Parent acquired 100% of the Company's outstanding common shares on November 1, 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information — The balance sheet of the Company is prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — In preparing the balance sheet, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and certain revenues and expenses during the year. Therefore, actual results could differ from those estimates and could have a material impact on the balance sheet, and it is possible that such changes could occur in the near term. Management considers its significant estimates, which are most susceptible to change, the allowance for doubtful accounts from customers, and accrued distributions to Parent.

Fair Value — The Company's financial instruments and securities segregated under federal and other regulations are recorded on a trade date basis and carried at fair value. Fair value is based on quoted market prices. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest based on the broker call rate which is similar to other such loans made throughout the industry. Customer payables are short-term in nature and pay interest at a fluctuating rate. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value.

The Company invests in various securities, primarily U.S. government securities in order to satisfy certain regulatory requirements (see Note 4). U.S. government securities, in general, are exposed to various risks, such as interest rate and overall market volatility. Due to the level of risk associated with U.S. government securities, it is reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the balance sheet.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments not held for segregation or trading purposes with original maturity dates of 90 days or less at the date of purchase.

Securities Transactions — Securities borrowed are recorded at the amount of the cash collateral provided for securities borrowed transactions. The adequacy of the collateral is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. The Company does not enter into securities lending transactions.

Customer securities transactions are recorded on settlement date. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the balance sheet.

Property and Capitalized Software — Property and equipment are carried at cost less accumulated depreciation and amortization; land is recorded at cost. Depreciation for buildings is provided using the straight-line method over an estimated useful life of 30 years. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement. Furniture, fixtures and communications equipment are depreciated over three or five years using an accelerated method. Capitalized software costs, including fees paid to affiliated entities and third parties for services provided to develop the software, costs incurred to obtain the software from affiliated entities and third parties, and licensing fees paid to affiliated entities and third parties are amortized over three to five years.

Income Taxes — Since the Parent is an S-Corp, the Parent is generally not subject to corporate income taxes. As a result, the Company operates as a qualified subchapter S subsidiary such that the Company's taxable income or losses and related taxes are the personal responsibility of the individual stockholders of the Parent. Accrued distributions to the Parent at September 30, 2008, represent quarterly distributions the Company will pay to stockholders of the Parent to provide for the stockholders' personal tax liability resulting from their portion of the Company's taxable income. The Company does operate in certain states that do not recognize the S-Corp status, and therefore, records a liability for income taxes. In addition, the Parent is required to maintain a deposit with the Internal Revenue Service for the election of September 30th as its year end for tax purposes. As of September 30, 2008 the Parent had a deposit of $30,526,136 with the Internal Revenue Service, which is funded by the Company and is included in Other Assets on the Company's balance sheet.

Recent Accounting Standards — In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurement* ("SFAS No. 157"), which establishes a framework for measuring fair value in accordance with generally accepted accounting principles and requires enhanced disclosures about fair value measurements. This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. To increase consistency and comparability in fair value measurements and related disclosures, this Statement establishes a fair value hierarchy that prioritizes the inputs used to measure fair value into three broad levels, considering the relative reliability of the inputs. The availability of inputs might affect the valuation technique(s) used to measure fair value. However, the fair value hierarchy focuses on the inputs, not the valuation techniques, thereby requiring judgment in the selection and application of valuation techniques.

On February 14, 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 ("FSP FAS 157-1"). This FSP amends SFAS No. 157 to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13.

On February 12, 2008 the FASB issued FSP 157-2, *Effective Date of FASB Statement No. 157* ("FSP FAS 157-2"). This FSP delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP.

The adoption of SFAS No. 157, FSP FAS 157-1, and FSP FAS 157-2 did not have a material impact on the Company's financial position, but will expand the amount of disclosures in the Company's notes to the balance sheet in future periods.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for all non-public entities for fiscal years beginning after December 15, 2007. In October 2008, FASB released proposed FSP FIN 48-c, which is proposing to defer the effective date for non-public entities for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of FIN 48 on its balance sheet.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, ("SFAS No. 159") which provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities. This fair value option is available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The Company adopted SFAS No. 159 on October 1, 2008 and did not elect the fair value option for any financial assets or financial liabilities. As such, the adoption of SFAS No. 159 did not have a material impact on the Company's balance sheet.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations— a Replacement of FASB Statement No. 141* ("SFAS No. 141(r)") and SFAS No. 160, *Non-controlling Interests in Consolidated Financial Statements— an Amendment of ARB No. 5* ("SFAS No. 160"). SFAS No. 141(r) establishes principles and requirements for how an acquirer recognizes and measures certain items in a business combination, as well as disclosures about the nature and financial effects of a business combination. SFAS No. 160 establishes accounting and reporting standards surrounding non-controlling interest, or minority interests, which are the portions of equity in a subsidiary not attributable, directly or indirectly, to a parent. The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to a business combination. Presentation and disclosure requirements related to non-controlling interests must be retrospectively applied. The Company is currently evaluating the impact of SFAS No. 141(r) and SFAS No. 160 on its balance sheet.

3. APPRECIATION RIGHTS AGREEMENTS

The Company applies the provisions of SFAS No. 123R, *Share-Based Payment*, to account for appreciation rights granted to employees of the Company. The Company has elected to measure appreciation rights at intrinsic value, and re-measures its obligation at the end of each reporting period. Appreciation rights are based upon increases in the net book value of the Company from the grant date. As they are settled only in cash payments by the Company upon completion of the service requirement, generally three years, appreciation rights are recorded as a liability.

As of September 30, 2008, the Company recorded a liability in Other Liabilities on the balance sheet of $7,048,414 relating to appreciation rights. As of September 30, 2008, there was $1,147,891 of unrecognized compensation cost related to non-vested appreciation rights. This cost is expected to be recognized over a weighted-average period of 0.5 years.

4. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At September 30, 2008, cash of $7,658,548,534 and United States government obligations with a fair value of $4,819,384,500 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

5. RECEIVABLES FROM AND PAYABLES TO BROKER AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker and dealers and clearing organizations at September 30, 2008, consist of the following:

	Receivable	Payable
Securities borrowed	$22,030,450	$ -
Securities failed-to-deliver/receive	2,237,690	4,723,088
Receivables from/payable to clearing organizations	4,777,288	10,726,825
	$29,045,428	$15,449,913

In addition to the amounts above, the Company also maintains deposits at various clearing organizations. At September 30, 2008, the amounts held on deposit at clearing organizations totaled $257,427,880, comprised of $243,475,000 in cash, and securities with a market value of $13,952,880.

6. PROPERTY AND CAPITALIZED SOFTWARE

Property and capitalized software, which is recorded at cost at September 30, 2008, consists of the following:

Land	$ 3,560,659
Building and leasehold improvements	48,033,244
Communications equipment	59,970,961
Capitalized software	17,817,018
Furniture and fixtures	16,816,918
	146,198,800
Less accumulated depreciation and amortization	67,935,051
Total	$ 78,263,749

7. FINANCING ARRANGEMENTS

On April 1, 2004, the Company borrowed $19,700,000 in the form of a note payable. The note payable bears a fixed interest rate of 6.18% per annum with principal and interest payments made monthly and matures on March 1, 2024. The note payable is secured by the Company's main headquarters and is a sole recourse obligation. The schedule of principal payments on the note payable is as follows:

2009	$ 683,484
2010	726,941
2011	773,160
2012	822,318
2013	874,602
2014 and after	13,173,737
Total	$ 17,054,242

8. SHORT-TERM FUNDING AND LIQUIDITY RISK

The Company finances its margin accounts primarily from equity capital and customer free credit balances. The Company pays interest on such customer credit balances at fluctuating rates depending on the balance in the customer's account. At September 30, 2008, the interest rates ranged from .10% to 2%.

To manage short-term liquidity risk, on December 2, 2003, the Company entered into an agreement with a group of five banks for revolving credit facilities consisting of an unsecured revolving credit facility and a secured revolving credit facility (the "Agreement"). The Agreement provides for unsecured borrowings for a maximum of five days at which time the unsecured facility converts over to the secured facility and the Company must pledge sufficient collateral to secure the borrowings. In accordance with the terms of the Agreement and subsequent amendments, most recently executed on February 27, 2008, the Company can borrow up to $650,000,000 from a syndicate of 14 banks for five days before pledging collateral to secure the borrowings.

The Company pays interest on borrowings from the unsecured revolving credit facility at an annual rate equal to the Federal Funds Rate plus 1.25% and interest on borrowings from the secured revolving credit facility at an annual rate equal to the Federal Funds Rate plus .75%. The facility is subject to a nonrefundable facility fee equal to .2% of the total unsecured revolving credit facility paid quarterly. In addition to the quarterly facility fee, additional nonrefundable fees are payable primarily based on borrowing activity.

In addition to the credit facility, the Company maintains a separate line of credit with a bank whereby the Company can borrow up to a maximum of $50,000,000 secured by pledged customer securities. The line is not subject to any facility fees and bears interest rates ranging from the Federal Funds rate plus 1.25% to a flat 5%.

The terms of the credit facility agreement contain certain covenants and conditions including minimum net worth, regulatory capital, and net capital percentage requirements, limitations on distributions to stockholders, and compensation limits to the principal stockholder of the Parent. The Company was in compliance with all covenants as of and during the year ended September 30, 2008.

The Company's principal sources of liquidity consist of equity capital, customer free credit balances, and secured and unsecured lines of credit. Changes in the securities markets volume and volatility, and

the resulting customer borrowing demands can greatly affect the Company's financial requirements. As mentioned above, at September 30, 2008, the Company had both secured and unsecured lines of credit in the aggregate amount of $700,000,000 which the Company periodically utilizes to fund operations. No borrowings were outstanding as of September 30, 2008, however, the Company utilized the lines of credit in October 2008.

9. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. The Rule also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 5% of such items. At September 30, 2008, the Company had net capital of $361,193,960, which was $329,112,955 in excess of the minimum required.

10. COMMITMENTS AND CONTINGENCIES

The Company has long-term operating leases for computer equipment and office space, including an office facility which is leased from the Parent's stockholder (see Note 14). Minimum rental commitments under all noncancelable leases, and other firm commitments some of which contain renewal options and escalation clauses are as follows:

Years Ending September 30	
2009	$ 32,585,129
2010	26,613,188
2011	19,437,789
2012	15,100,379
2013	11,229,430
2014 and after	57,850,847
Total	$162,816,762

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. Management estimates that the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

The Company is involved, from time to time, in examinations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. While results of examinations and proceedings by governmental and self-regulatory agencies or the results of judgments, fines or penalties cannot be predicted with certainty, management, after consultation with counsel, believes, based on currently known facts, that resolution of all such matters are not expected to have a material adverse effect on the balance sheet.

11. CREDIT RISK

The Company's customer securities activities involve the execution, settlement, and financing of various transactions on behalf of its customers. Customer activities are transacted on either a cash or margin basis and are recorded on a settlement date basis. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company monitors exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities. The Company also monitors required margin levels and customers are required to deposit additional collateral, or reduce positions, when necessary.

At September 30, 2008, customer margin securities of approximately $2,034,291,298 and stock borrowings of $22,030,450 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had utilized a portion of these available securities as collateral for Options Clearing Corporation margin requirements of $134,337,408, and customer short sales of $224,158,916 at September 30, 2008.

12. RELATED-PARTY TRANSACTIONS

The Company's securities processing software provider is Computer Research Inc. (CRI). CRI is wholly owned by the principal stockholder of the Parent. The Company also entered into a lease agreement in May 2004 for office space located in Colorado which the Company subsequently subleased to CRI for monthly rent equal to the initial lease agreement.

The Company has an office facility lease with the Parent's principal stockholder. The lease expires November 30, 2017. The estimated future minimum rental commitments under this lease are included in the schedule contained in Note 10.

On July 8, 2008, Scottrade Bank (the "Bank") was created which is a wholly owned subsidiary of the Parent. As of September 30, 2008 the Company had $75,828,741 on deposit at the Bank on behalf of its customers.

The Company has no due to or due from related party balances on its balance sheet as of September 30, 2008.

Management believes the terms of the related party transactions mentioned above are substantially consistent with terms that could be negotiated with unrelated third parties.

* * * * * *

A copy of the Company's September 30, 2008, balance sheet filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 is available for examination at the Chicago regional office of the Securities and Exchange Commission or at our principal office at 12800 Corporate Hill Drive, St. Louis, MO 63131.

END